Exhibit 99.2

AMENDMENT

TO THE LOAN AGREEMENT DATED JUNE 11, 2009

Between Stins Coman Incorporated (The: “Lender”), and RiT Technologies Ltd. (the: “Borrower”)

THIS Amendment (the "Amendment ") is made and entered into as of the 17th day of April, 2012;

WHEREAS
The parties have entered into the Loan Agreement dated June 11, 2009, (which was approved by RiT’s Audit Committee, Board of Directors and shareholders), as well as into a few Addendums/Amendment thereto (together the “Loan Agreement”); and

WHEREAS	The parties wish to increase (again) the loan’s “Maximum Amount” (as defined in Section 1.5 of the Loan Agreement);

NOW therefore, both parties agree as follows:

1.	Section 1.5 of the Loan Agreement is hereby amended in its entirety and replaced with the following renewed section:

“(1.5) Total maximum amount of the loan granted to the Borrower by the Lender within the duration of the Term, should not exceed US$ 20,000,000 (twenty million dollars) (hereinafter: the “Maximum Amount”).”

3.	All other provisions of the Loan Agreement shall remain unchanged.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

__________________________	____________________
Stins Coman Incorporated	RIT Technologies Ltd.
By: Sergey Anisimov, President	By: Vadim Leiderman, President &CEO